Mitchell J. Krebs
Senior Vice President and
Chief Financial Officer

May 14, 2008

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

RE:	Coeur d’Alene Mines Corporation Form 10-K for Fiscal Year ended December 31, 2007 Filed February 29, 2008 Schedule 14A Filed April 1, 2008 File No. 1-08641

Dear Mr. Schwall,

        I am writing on behalf of Coeur d’Alene Mines Corporation (“Coeur” or the “Company”) in response to the Staff’s letter of comments, dated April 30, 2008, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) which was filed on February 29, 2008, and Schedule 14A (the “Proxy”) which was filed on April 1, 2008. Set forth below are the comments contained in your letter and the Company’s responses thereto.

        Your attention is directed to the Company’s Form 10-Q for the quarter ended March 31, 2008 filed on May 12, 2008 (the “Form 10-Q”) which addresses certain of those comments as noted below.

        Underlined text indicates new disclosure added to address certain of the Staff’s comments.

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, Idaho 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213
www.coeur.com

Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	Please expand your discussion under this heading to include a meaningful introduction or overview. In this regard, we refer you to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 34-48960). As examples only, if material, discuss the impact on future results of the possible sale of the Rochester mine, the delay in obtaining a permit for the tailings disposal facility for the Kensington mine, the increased costs and decreased production at Cerro Bayo, and the capital expenditures necessary to bring the Palmarejo project into production and the resulting impact on liquidity.

Response:

Disclosure in response to this comment was included in the Company’s MD&A in the Form 10-Q for the quarter ended March 31, 2008 that was filed on May 12, 2008. Similar disclosures also will be included in the MD&A section of the Company’s future Forms 10-K and 10-Q.

Insert to 3/31/08 Form 10-Q:

The Company’s business strategy is to capitalize on the ore reserve/mineralized material bases located at its operating mines and the expertise of its management team to continue as a leading primary silver production company through long-term, cash flow generating growth. The principal elements of the Company’s business strategy are to: (i) increase the Company’s silver production and reserves; (ii) decrease cash costs and increase production at the Company’s existing silver mining operations; (iii) transform development-stage properties into producing mines; (iv) acquire operating mines, mineral interests and exploration and/or development properties with a view to reducing the Company’s cash and total costs, providing short-term positive cash flow return and expanding its silver production base and reserves; and (v) continue to explore for new silver and gold discoveries primarily near its existing mine sites and evaluate new opportunities to expand its production through acquisitions and exploration.

In addition to the matters discussed above with respect to the key factors of the Company’s business strategy, the most important matters with which management is concerned in evaluating the Company’s financial condition and results of operations include:

•	Rochester Mine. As scheduled, mining activities at Rochester ceased in August 2007 as the mine entered its residual leaching phase, which is expected to continue through 2011. The Company continues to explore its options with respect to this property, including a potential sale of the property and possible follow-up activities related to any favorable results from the Company’s exploration program conducted in the district during 2007. The reduced production being experienced in the residual leaching stage, and ultimate cessation of activities there, will result in a reduction in net sales.

•	Kensington Mine. The Company continues to achieve major milestones in its effort to enable the Kensington Mine to commence production, including the completion of Kensington’s mill, related surface facilities and a tunnel connecting the Kensington and Jualin properties. In addition, the Company continues to cooperate with environmental conservation groups with respect to the use of an alternative site for the construction of the mine’s tailings disposal facility. Further delay in the commencement of production at the Kensington Mine would adversely affect the Company’s costs and liquidity.

•	Cerro Bayo Mine. The Company’s top priority with respect to this mine is to reduce operating costs and increase gold and silver production. As part of the ongoing operational improvement program at the Cerro Bayo mine, in April 2008, the Company announced a temporary suspension of mining operations at this mine, expected to last approximately six weeks, in order to upgrade its electrical infrastructure. On May 5, 2008, the Company announced that the mine had resumed operations ahead of schedule. The continued successful implementation of the improvement program of Cerro Bayo will be key to achieving the Company’s goals of reducing costs and increasing production at this mine.

•	Palmarejo. In December 2007, Coeur completed the acquisition of the Palmarejo project. Capital expenditures for this property are currently estimated to be approximately $225 million and construction activities there are already underway. The Company currently expects to commence commercial production during the first half of 2009. Any significant increase in the capital expenditures and/or delay in the commencement of production would adversely affect the Company’s costs and liquidity.

•	San Bartolome. The Company expects to commence commercial production at its open pit silver development property in Bolivia in the second quarter of 2008, and estimates that initial full scale operating costs will approximate $4.10 per ounce, excluding royalties and production taxes. Other uncertainties associated with the project include the estimated amount of mineralized material there and logistical and other risks associated with mining in Bolivia. If there is a delay in the expected commencement of commercial production, or if operating costs prove to be higher than now estimated, the Company’s results of operations will be adversely affected.

Financial Statements

Note B-Summary of Significant Accounting Policies
Revenue Recognition, page F-10

2.	Please expand your disclosure to clarify whether or not you are presenting revenues and costs associated with silver sales transactions from the Endeavor and Broken Hill mines gross or net. If you are reporting these transactions on a gross basis, please provide us with a detailed analysis which explains why these transactions require gross reporting. Please include in your analysis, without limitation, the specific terms of each agreement, an explanation of why you believe you are the primary obligor, and why you believe you take possession of the metals produced from these mines at any point in the earnings cycle. Please refer to and address EITF 99-19 in your response.

Response:

The Company has modified its disclosure in response to this comment in the first quarter 2008 Form 10-Q that was filed on May 12, 2008, under Note B: Summary of Significant Accounting Policies, Revenue Recognition (page 7), to clarify that we are presenting revenues and production costs associated with silver sales transactions from Endeavor and Broken Hill mines on a gross basis as set forth below:

In 2005, the Company acquired all of the silver production and reserves up to a maximum of 20 million payable ounces, at the Endeavor mine and 17.2 million payable ounces at the Broken Hill mine. Under the terms of the agreements, title in the contained silver passes to Coeur immediately after the contained silver becomes severed from the ground. We obtained legal opinions from reputable counsel opining that the contained silver to be mined pursuant to the agreements constitutes silver reserves under SEC Industry Guide 7, as the requisite conditions have been met, including the fact that the Company has the requisite incidents of ownership. The legal opinions also provide that pursuant to Australia’s Mining Act, the incidents of ownership possessed by Coeur through the agreements are economically and legally equivalent to the incidents of ownership that Coeur would possess over silver reserves at a property owned and mined by Coeur. Consequently, we have concluded that the Company possesses silver reserves, acts as principal obligor, and assumes the risks and rewards of ownership and, therefore, we are appropriately including these reserves in our reserve disclosures and appropriately reporting the sold amounts as gross revenues. Pursuant to agreements with the operators of these two mines, the Company pays a fee to the operators designed to reimburse them for the cost of mining Coeur’s silver reserves.

As owner of the silver ore reserves at these two mines, the Company includes the silver reserves at the Endeavor and Broken Hill mines in the silver reserves disclosures reported by Coeur. In addition, Coeur reports sales of its silver from the Endeavor and Broken Hill mines in its “Sales of Metal” line item on the statement of operations, includes the quantities in its reported silver production amounts, and includes the quantities and related costs in its “cost per ounce” calculations and reported amounts. In addition, the Company depletes the purchase price paid to acquire the silver reserves at the Endeavor and Broken Hill mines over the life of the reserves using the units of production depletion method.

We have not performed an assessment of the provisions of EITF 99-19 because the Company possesses the requisite incidents of ownership of the contained silver (as outlined above) and is appropriately accounting for sales of the silver outside the scope of EITF 99-19.

The updated disclosure reads as follows:

Revenue Recognition: Pursuant to guidance in Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition for Financial Statements”, revenue is recognized, net of treatment and refining charges, from a sale when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, no obligations remain and collectability is probable. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for both gold and silver, in an identical form to the product sold.

Under our concentrate sales contracts with third-party smelters, final gold and silver prices are set on a specified future quotational period, typically one to three months, after the shipment date based on market metal prices. Revenues and production costs applicable to sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset, in prepaid expenses and other assets or as a derivative liability in accrued liabilities and other on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The form of the material being sold, after deduction for smelting and refining is in an identical form to that sold on the London Bullion Market. The form of the product is metal in flotation concentrate, which is the final process for which the Company is responsible.

The effects of forward sales contracts are reflected in revenue at the date the related precious metals are delivered or the contracts expire. Third party smelting and refining costs of $2.4 million and $1.8 million during the three months ended March 31, 2008 and 2007, respectively, are recorded as a reduction of revenue.

At March 31, 2008, the Company had outstanding provisionally priced sales of $61.0 million, consisting of 2.7 million ounces of silver and 18,800 ounces of gold, which had a fair value of approximately $64.7 million including the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $27,000 and for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $18,800. At March 31, 2007, the Company had outstanding provisionally priced sales of $51.4 million, consisting of 2.8 million ounces of silver and 23,000 ounces of gold, which had a fair value of approximately $52.5 million including the embedded derivative.

Similar disclosures also will be included in future Forms 10-K and 10-Q.

3.	Please expand your disclosure to indicate whether or not the silver purchased under these contracts is reported as inventory on your balance sheet.

Response:

Consistent with our response to comment # 2, the Company has modified its disclosure in response to this comment in the first quarter 2008 Form 10-Q that was filed on May 12, 2008, under Note B-Summary of Significant Accounting Policies, Metal and Other Inventory, (page 9) to clarify that we are reporting concentrate inventories associated with silver sales transactions from Endeavor and Broken Hill mines when, as of the balance sheet date, ore has been mined but not yet sold to a third party smelter. Similar disclosures will be included in future Forms 10-K and 10-Q.

The disclosure reads as follows:

Metal and Other Inventory: Inventories include concentrate ore, dorè, ore in stockpiles and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. To the extent there is work in process inventories at the Endeavor and Broken Hill mines, such amounts will be carried as inventories. Inventories of ore in stock piles are sampled for gold and silver content and are valued based on the lower of actual costs incurred or estimated net realizable value based upon the period ending prices of gold and silver. Material that does not contain a minimum quantity of gold and silver to cover estimated processing expense to recover the contained gold and silver is not classified as inventory and is assigned no value. All inventories are stated at the lower of cost or market, with cost being determined using a weighted average cost method. Concentrate and dorèinventory includes product at the mine site and product held by refineries and are also valued at lower of cost or market value. Metal inventory costs include direct labor, materials, depreciation, depletion and amortization as well as administrative overhead costs relating to mining activities.

Operational Mining Properties, page F-12

4.	We note your policy disclosure that indicated you capitalize costs to further delineate an ore body at your surface mines. Please tell us and disclose your accounting policy for drilling and related costs incurred to upgrade mineral resources to proven and probable reserves at your development or production stage properties.

5.	Please also clarify your accounting for drilling and related costs incurred to identify additional resources at your development or production stage properties.

6.	Please expand your accounting policy relative to your surface mines to include a discussion of how you account for pre-production stripping costs. Also clarify if appropriate, how you account for pre-production stripping costs incurred at properties that have multiple pits that share a common ore body and other mine infrastructure.

Response to Comments 4, 5, and 6:

The Company has modified its disclosures in response to these comments in the first quarter 2008 Form 10-Q that was filed on May 12, 2008, under Note B-Summary of Significant Accounting Policies, Operational Mining Properties and Mine Development, (pages 9 and 10) to disclose our accounting policy for drilling and related costs incurred to update mineral resources to proven and probable reserves and our accounting treatment of drilling and related costs incurred to identify additional resources at our development and production stage properties. The company currently does not operate mines with multiple open pits that share a common ore body and other mine infrastructure.

The disclosure reads as follows:

Operational Mining Properties and Mine Development: Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, the removal of overburden to initially expose an ore body at open pit surface mines and the building of access ways, shafts, lateral access, drifts, ramps and other infrastructure at underground mines. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration or Pre-development expense. Capitalization of mine development costs begins once all operating permits are secured, mineralization is classified as proven and probable reserves and a final feasibility study is completed. All capitalized costs are amortized using the units of production method over the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Costs incurred during the start-up phase of a mine are expensed as incurred. Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over a period beyond one year. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of production costs applicable to sales. All other drilling and related costs are expensed as incurred.

The costs of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs.” Pre-stripping costs are capitalized during the development of an open pit mine. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in production costs applicable to sales in the same period as the revenue from the sale of inventory.

Similar disclosures also will be included in future Forms 10-K and 10-Q.

Note E- Investments and Other marketable Securities, page F-19

7.	Please clarify if your investment in asset-backed commercial paper is presented as a current or long-term asset on your balance sheet. If you have classified them as a current asset, please explain. Please address in your analysis, without limitation, the terms of the asset-backed commercial paper, the market where it is traded, the frequency in which it is traded, and how you assessed its liquidity.

Response:

Disclosure in response to this comment was included in the first quarter 2008 Form 10-Q that was filed on May 12, 2008, under Note D- Investments and Other Marketable Securities, (page 16) to clarify that we are presenting the Asset-Backed Commercial Paper as a non-current asset. The disclosure reads as follows:

Asset-Backed Commercial Paper (“ABCP”)

The Company acquired certain asset-backed securities in connection with the Bolnisi and Palmarejo acquisition. Palmarejo has investments in non-bank sponsored ABCP, of which $6.3 million is invested in Apsley Trust Class E and $0.5 million in Aurora Trust Class A.

Since a portion of the assets supporting the commercial paper was invested in U.S. sub-prime residual mortgage-backed securities, the Company determined the fair value of the investments based on the best available market data for such investments at the date of acquisition. Consequently, the Company recorded these investments, as a non-current asset, at their estimated fair value of $5.3 million.

The fair value of the ABCP is determined based on the Company’s assessment of market conditions at the date of acquisition. No impairments beyond the value initially recorded were deemed necessary at March 31, 2008. The fair value reported may change materially in subsequent periods.

Similar disclosures will also be included in future Forms 10-K and 10-Q.

In connection with the Bolnisi and Palmarejo mergers, the Company acquired certain asset-backed commercial paper (ABCP) which included non-bank sponsored ABCP, of $6.8 million. Approximately $2.4 million of the assets supporting the commercial paper were invested in U.S. sub-prime residual mortgage-backed securities. The investments matured on August 16, 2007, but due to illiquidity in the markets, no payment has been received. The investments of non-bank sponsored ABCPs were originally rated R-1 (high) by DBRS Limited, the highest credit rating for commercial paper. On November 1, 2007, DBRS downgraded the rating of the Apsley Trust to R-4 under review with developing implications due to its exposure to US sub-prime residual mortgage backed securities.

On September 6, 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major Montreal Proposal ABCP investors was formed to provide some stability to the situation and determine the best resolution. On December 23, 2007, the Committee announced that an agreement in principle had been reached to restructure this situation, which would essentially consist of exchanging the current paper with term floating rate notes (“FRNs”), with maturities based on the maturities of the underlying assets.

In response to the above developments, the Company recorded these investments at their estimated fair value of $5.3 million at the acquisition date. The fair value of the ABCP was determined based on the Company’s assessment of market conditions at the date of acquisition. The Company estimated the fair value of the ABCP by applying a loss factor of 25% to 50% on investments exposed to U.S. sub-prime mortgages and a 10% loss factor on other investments and used a valuation technique which incorporated a risk factor to discounted future cash flows considering the best available market data and management’s intentions for such investments as of date of acquisition. We continue to monitor this situation, but believe the remaining book value of the investments that are backed by sub-prime mortgages does not represent a material exposure to our consolidated balance sheet.

The ABCP last traded in the active market on or about August 13, 2007 and there are currently no market quotations available. There is no certainty regarding the outcome of the Montreal Proposal and therefore there is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Montreal Proposal ABCP.

Note H-Mining Properties
Mineral Interests, page F-22

8.	Please add accounting policy disclosure to describe the methods used to amortize the costs of the upfront payments made for the economic interests in the Endeavor and Broken Hill mines (e.g. units of sale). In addition, in conjunction with our comment above regarding revenue presentation, tell us where you classify the related amortization in your income statement. Please also explain in detail, why you believe this income statement classification is appropriate.

Response:

The Company has modified its disclosure in response to this comment in the first quarter 2008 Form 10-Q that was filed on May 12, 2008, under Note B-Summary of Significant Accounting Policies, Mineral Interests, (page 10) to describe that we are amortizing the acquisition costs (upfront payments) of our Endeavor and Broken Hill mineral interests, using the units of production method. In addition, we included a statement that the related amortization is classified in the statement of operations as depreciation and depletion.

The disclosure reads as follows:

Mineral Interests: Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company generally makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is determined by many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method based on recoverable ounces to be mined from proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. The Company amortizes its mineral interests in the Endeavor and Broken Hill mines using the units of production method.

Similar disclosures also will be included in future Forms 10-K and 10-Q.

The Company believes that the amortization related to the portion of the purchase price should be classified in the statement of operations based upon the following:

Coeur has capitalized $41.3 million at Endeavor and $36.9 million at Broken Hill based upon the cash consideration paid for the silver reserves. The total value capitalized is reported as a mineral interest and accounted for as a tangible asset and reported as a separate component of property, plant and equipment on the face of the balance sheets pursuant to EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets”.

The Company’s policy is to amortize the cost basis over the estimated life of the ore body based on recoverable ounces mined from proven and probable reserves. The amortization is classified in the statement of operations as depreciation and depletion. Consistent with our response to item #2 above, we believe this is an appropriate presentation, given that we appropriately treat and disclose these reserves as owned, and that revenues reported from the sale of these silver reserves are included as gross revenues.

Non-producing and Development Properties, page F-23

9.	Please clarify whether you capitalize or expense the political risk insurance premiums which you refer to in your note disclosure. Please explain in detail the criteria you use to determine whether to capitalize or expense these costs.

Response:

The Company has modified its disclosure in response to this comment in the first quarter 2008 Form 10-Q that was filed on May 12, 2008, in its MD & A related to San Bartolome, on page 37, that the political risk insurance has been capitalized during the construction phase and will be expensed when the project commences the commercial production phase.

The disclosure reads as follows:

We have obtained a political risk insurance policy from the Overseas Private Insurance Corporation (“OPIC”) and another private insurer. The policy is in the amount of $155 million and covers 85% of any loss arising from expropriation, political violence or currency inconvertibility. The policy is expected to cost approximately $3.4 million, which is capitalized during the development and construction phases and expensed (at approximately $0.21 per ounce of silver produced) when the project commences commercial production.

Similar disclosures also will be included in future Forms 10-K and 10-Q.

The San Bartolome project meets all the conditions to be classified in the development stage. Consequently, the Company capitalizes costs that are direct and incremental to the development of the project. Because the cost of this insurance policy provides coverage during the construction phase, the Company has concluded that the political risk insurance costs are direct and incremental to the development of the project.

Note P-Commitments and Contingencies
Termination Benefits, page F-40

10.	Please clarify if your operations in Mexico and Argentina are subject to statutory termination benefits. If so, please tell us and disclose the nature and terms of and your accounting policy for such obligations. Refer to SFAS 112 if appropriate.

Response:

The Company has modified its disclosure in response to this comment in the first quarter 2008 Form 10-Q that was filed on May 12, 2008, under Note M-Commitments and Contingencies (pages 26 and 27), to disclose the nature and terms of statutory termination benefits in Mexico and Argentina.

The Company’s accounting policy regarding statutory termination benefits is to accrue the cost of such benefits over the period in which the benefit is earned, if that cost is probable and reasonably estimable.

The disclosure reads as follows:

Termination Benefits

In September 2005, the Company established a one-time termination benefit program at the Rochester mine as the mine approaches the end of its mine life. The employees will be required to render service until they are terminated in order to be eligible for benefits. Approximately 84% of the workforce was severed by the end of the first quarter of 2008, while the remaining 16% are expected to stay on for residual leaching and reclamation activities. As of March 31, 2008, the total amount expected to be incurred under this plan is approximately $4.9 million. The liability is recognized ratably over the minimum future service period. The amount accrued as of March 31, 2008 was $0.5 million.

	Three Months Ended March 31,
	2008	2007
	(in thousands)
Beginning Balance	$820	$1,959
Accruals	102	139
Payments	(387)	(89)

Ending Balance	$535	$2,009

The Company does not have a written severance plan for any of its foreign operations including Chile, Argentina, Bolivia and Mexico. However, laws in these foreign jurisdictions require payment of certain minimum statutory termination benefits. Accordingly, in situations where minimum statutory termination benefits must be paid to the affected employees, the Company records employee severance costs in accordance with SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”. The Company has accrued obligations for postemployment benefits in these locations of approximately $3.4 million as of March 31, 2008.

Similar disclosures also will be included in future Forms 10-K and 10-Q.

Engineering Comments
General

11.	We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors-The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,”“indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

        Please indicate the location of this disclaimer in your response.

Response:

The Company customarily includes cautionary language very similar to the Staff’s requested language in press releases and other presentations posted on the Company’s website in which resources data is disclosed. However, the Company will assure that its future website postings, including press releases and presentations, will contain cautionary language that will substantially conform with the Staff’s requested language.

Chile-Cerro Bayo Mine, page 25

12.	We observe that footnote number eight indicates your mineralized material includes additional inferred mineral resources. Mineralized material is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage with an average grade of the selected metals. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Generally mineralized material does not include material reported as reserves, or volumes and grades estimated by using geologic inference, which are sometimes classed as “inferred” or “possible” by some evaluators. It appears that you may need to modify your disclosure and remove your estimates based on geologic inference from your estimates of mineralized material.

Response:

The Company is subject to Canadian and Australian stock exchange listing provisions and practices that require the disclosure of volumes and average grades of resources and we understand that when required by such foreign regulatory requirements, the SEC permits the inclusion of such disclosures in U.S. filings so long as the appropriate cautionary language is included. Please advise us if our understanding is not correct.

13.	Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. Please modify your reserve tables to segregate your proven reserves from your probable reserves.

Response:

The Company will in all future filings separately present proven and probable reserve data where the difference in degree of assurance can be readily defined.

14.	Please include the cutoff grade used to estimate your proven and probable reserves and mineralized material. This cutoff grade may be included in the heading for your proven and probable reserve tables or as footnotes immediately below.

Response:

The Company will, in response to this Staff comment, include footnote disclosure in future filings of the cutoff grade used to estimate proven and probable reserves and mineralized material.

Australia-Endeavor Mine, page 27

15.	We note you purchased the future silver production of the Endeavor mine, totaling 17.7 million ounces of silver, for a total of $43.8 million. Your company has paid $15.4 million at closing and will pay an additional $26.3 million once a reserve report is complete. You then refer to an operating cost contribution of $2.1 million made in 2007, but account for this as a capital cost in your financial statements, page F-20. Please expand your disclosure to clarify the status of this payment as a portion of the purchase price or as an operating cost adjustment or contribution per your purchase agreement.

Response:

The Company has modified its disclosure in response to this comment in the first quarter 2008 Form 10-Q that was filed on May 12, 2008, under Australia Operations, (page 32), to clarify that the additional $26.3 million payment relates to a portion of the purchase price according to the terms of the silver sale agreement based on the operation achieving certain performance criteria. The $2.1 million payment that was treated as a capital cost reflects a payment to the operator of the mine according to the terms of the silver sale agreement whereby the operator is entitled to receive payments of $0.25 per ounce of new silver mineral reserves added during the year through mine development and exploration activities. This payment essentially represents a negotiated share of the capital cost necessary to upgrade resources to proven and probable reserves. These periodic payments are therefore capitalized as additional mineral interest.

The disclosure reads as follows:

On May 23, 2005, the Company acquired all of the silver production and reserves, up to a maximum of 17.7 million payable ounces, contained at the Endeavor Mine in Australia, which is owned and operated by Cobar Operations Pty. Limited (“Cobar”), a wholly-owned subsidiary of CBH Resources Ltd. (“CBH”), for $43.7 million. The Endeavor Mine is located 720 km northwest of Sydney in New South Wales and has been in production since 1983. Under the terms of the original agreement, CDE Australia, a wholly-owned subsidiary of Coeur, paid Cobar $15.4 million of cash at the closing. In addition, CDE Australia will pay Cobar approximately $26.2 million upon the receipt of a report confirming that the reserves at the Endeavor mine are equal to or greater than the reported ore reserves for 2004. In January 2008, the mine met the criteria for payment of the additional $26.2 million. On April 1, 2008, the Company paid this amount plus accrued interest at a rate of 7.5% per annum from January 24, 2008. In addition to these upfront payments, Coeur originally committed to pay Cobar an operating cost contribution of $1.00 for each ounce of payable silver plus a further increment when the silver price exceeds $5.23 per ounce. This further increment was to have begun on the second anniversary of this agreement and is 50% of the amount by which the silver price exceeds $5.23 per ounce. A cost contribution of $0.25 per ounce is also payable by Coeur in respect of new ounces of proven and probable silver reserves as they are discovered. During the first quarter of 2007, $2.0 million was paid for additional ounces of proven and probable silver reserves under the terms of the contract. The amount was capitalized as a portion of the mineral interest and amortized using the units of production method.

Similar disclosures also will be included in future Forms 10-K and 10-Q.

Proven and Probable Sensitivity to Prices, page 59

16.	It appears that you may need to modify your sensitivity table to address your disclosure of the second instance of $600 per ounce, for the Cerro Bayo Gold Price to reflect $700 per ounce. Please explain if you do not believe such changes need to be made.

Response:

There is a typographical error on Page 60 of the Form 10-K. The upper Au price for Cerro Bayo should be $700. This will be corrected in future filings.

Proxy Statement on Schedule 14A Filed April 1, 2008

17.	Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use. After review of your responses, we may raise additional comments.

Response:

In future filings, the Company will comply with the Staff’s comments that relate to the Proxy Statement.

Compensation Discussion and Analysis

Compensation Components
Base Salary, page 9

18.	Please expand the first paragraph to state whether the targeted range of between the 50th and 75th percentile levels of the competitive market, along with the other factors you discuss, were used to establish the salaries set forth in the employment agreements discussed on page 15.

Response:

In future filings, the Company will enhance the explanation of how base salaries were established with disclosure similar to the following, as appropriate:

The initial base salary of each NEO as set forth in his employment agreement was established consistent with the Company’s compensation philosophy of targeting the 50% to 75% range of the competitive market as discussed in this Proxy Statement under the “Competitive Market Assessments”, at the time the agreement was entered into as the appropriate compensation level for Company executives. The other factors listed in the Proxy Statement under “Base Salary” relating to determining compensation also impact the decision in establishing an NEO’s initial base salary. Below is a chart showing the base salary set forth in the employment agreement for each NEO compared to the market competitive range as compiled by Mercer for the first quarter 2008 Compensation Committee meeting.

Employment Agreement Listed Base Salary as Compared to Market
		Market Competitive Range		% Deviation From
NEO	Base Pay	50%	75%	50%	75%
Dennis E. Wheeler	559,650	492,000	649,000	14%	-14%
James A. Sabala	279,450	263,000	321,000	6%	-13%
Alan L. Wilder	248,000	214,000	259,000	16%	-4%
Donald J. Birak	242,000	229,000	274,000	6%	-12%
Mitchell J. Krebs	232,875	219,000	262,000	6%	-11%

19.	You state that in addition to the general salary increase of 3.5% budgeted and approved for 2007, an additional 2% was budgeted and approved for strategic adjustments in individual compensation based upon market competitiveness, individual merit, job performance and other factors. Please expand your disclosure to say whether an additional 2% increase was granted to each NEO and if so, specify for each NEO the reason for such increase. Specify for Messrs. Wilder and Birak to what degree their base salaries were found to be lower than was targeted.

Response:

In future filings, the Company will expand the disclosure to state which NEOs received a salary increase and the reason for the increase, with disclosure similar to the following, to the extent appropriate:

The additional 2% strategic compensation amount is a fund pool that included all salary-rated employees within the U.S.-paid employee group and was not specific to only NEOs, nor was the increase that an individual could be awarded limited by simply summing the 3.5% general increase and 2% strategic figure to arrive at a 5.5% maximum increase. NEOs who performed well received the general increase in base salary and NEOs whose skills, abilities, positions may be in more demand may qualify for the strategic increase from the fund pool. Most NEOs received only general increase amounts. Messrs. Wilder and Birak were both granted larger salary increases due to the increased importance of their positions, both within the Company and, more importantly, within the mining industry. Mr. Wilder is in charge of all aspects of construction of development projects. His project management skills are exceptional and other mining companies and constructors are seeking such proven talent. Mr. Birak is in charge of identification of the Company’s future mine and/or ore reserves. He additionally is our qualified person for purposes of mineral material reporting throughout our various stock exchange filings. In today’s mining labor market, this quantifiable talent commands high salaries. In both Messrs. Wilder and Birak’s cases it was considered necessary and prudent to provide a larger than 3.5 % increase to these two individuals. By doing so, the Company was able to retain the executive and still maintain its targeted position by being between the 50% and 75% of the competitive market range.

20.	Explain the reasons for the disparity between Mr. Wheeler’s base salary and the base salaries of other NEOs.

Response:

In future filings, the Company will explain the disparity between Mr. Wheeler’s base salary and that of the other NEOs, to the extent appropriate, by adding disclosure similar to the following:

Mr. Wheeler’s base salary is higher than the other NEOs due to the fact that he is the top executive in the Company and has been a substantial contributor to its performance for 30 years. Mr. Wheeler has held several executive-level positions during his tenure at Coeur d’ Alene Mines, including the positions of General Counsel, President, Chief Executive Officer and Chairman of the Board of Directors, often holding more than one top position at the same time, as is currently the situation. Mr. Wheeler has a broad knowledge of the mining industry, the investment community that focuses on this industry, the major industry influences (including peer companies, individuals, educational institutions and industry-focused organizations), government elements (both political and bureaucratic) and interested non-governmental organizations. This breadth of industry and executive knowledge and leadership ability places his value well above others within the organization. By comparison to the market competitive target, the Company believes he is properly compensated. This same process of recognizing an individual’s skills, abilities, talent, contribution and tenure, in light of market competiveness, is used in determining each of the NEOs’ base salaries.

Annual Incentive Plan, page 9

21.	Specify for each NEO the individual objectives established under the AIP, and whether the NEO achieved each objective. For the objectives that were subjective in nature, explain why the committee awarded the amounts that it did.

Response:

In response to the Staff’s inquiry, the Company supplementally provides the following specifics for each NEO’s individual objectives under the AIP, whether each NEO achieved each objective and why the committee awarded the amounts it did.

For 2007, the specific individual objectives established for each NEO are as follows:

•	Wheeler
i.	Meet or beat net income budget at budgeted metals prices
•	Achieved
ii.	Ensure existing assets perform
•	Partially achieved
iii.	Meet or beat targets for safety
•	Achieved
iv.	Meet or beat targets for production
•	Not achieved
v.	Meet or beat targets for cash costs
•	Not achieved
vi.	Complete at least one new silver deal
•	Achieved
vii.	Enact CEO succession plan in 2007-08
•	Achieved
viii.	Follow through with key executive development plans
•	Achieved

•	Sabala
i.	Monitor capital needs, and if appropriate complete necessary financing
•	Achieved
ii.	Achieve SOX compliance with no material weaknesses
•	Achieved
iii.	Timely complete all filings of Form 10-Q, Form 10-K and related earnings releases
•	Achieved
iv.	Expand list of institutional analysts covering Company
•	Achieved
v.	Complete four institutional road shows
•	Achieved
vi.	Meet or exceed Environmental & Safety metrics including a 10% reduction in safety incident rate to below 4.38 for 2007
•	Achieved

•	Wilder
i.	Complete Kensington project development on budget and schedule
•	Not achieved, given circumstances, court intervention
ii.	Complete San Bartolome project development on budget and schedule
•	Not achieved, given circumstances, location specific delays
iii.	Manage Martha milling circuit project
•	Achieved
iv.	Provide technical support to Business Development activities resulting in acquisition of additional production
•	Achieved
v.	Meet or exceed Environmental & Safety metrics including a 10% reduction in safety incident rate to below 4.38 for 2007
•	Achieved

•	Birak
i.	Evaluate exploration organization to maximize unit results, team interaction and technical quality
•	Achieved
ii.	Improve Company’s exploration information on website and through Investor Relations, improve communications with and support to Operations Management and Business Development
•	Achieved
iii.	Category 1 —Expansion plan, Mexico, Tanzania
•	Achieved
iv.	Category 2 – Advance a project to Category 2 status, add new ounces at Kensington
•	Achieved
v.	Category 3 – Oversight of reserve development programs, replace production ounces at Cerro Bayo and Martha
•	Achieved
vi.	Meet or exceed Environmental & Safety metrics including a 10% reduction in safety incident rate to below 4.38 for 2007
•	Achieved

•	Krebs
i.	Close transaction that is accretive to Coeur’s net income, operating cash flow, reserves, production which increases key metrics by 10% and provide immediate production
•	Not achieved
ii.	Attempt to acquire major pre-production silver project
•	Achieved
iii.	Work with expanded business development department to facilitate efficiency, teamwork, productivity and personal/professional growth
•	Achieved
iv.	Work with Sr. Vice President Operations to create new structure and model to optimize Australia silver acquisition opportunity
•	Achieved
v.	Attend executive level business negotiations program
•	Achieved
vi.	Meet or exceed Environmental & Safety metrics including a 10% reduction in safety incident rate to below 4.38 for 2007
•	Achieved

Many of the individual objectives established for the NEOs as shown in detail above were objective and quantifiable. Others, however, could be considered subjective and it is the discretion of the Compensation Committee to evaluate. The Committee believes each of the NEOs performed very well during 2007 and well above expectations. As a guideline for measuring personal performance under the Company’s AIP, a matrix was established that calls for a rating of 150% for “above expected” performance and up to a rating of 200% for performance considered “well above expected”. The individual performance ratings for the NEOs, as noted in the Proxy Statement, ranged from 160% to 180%, in the “above expected” to “well above expected” range. Specifically, the individual performance ratings for the NEOs were as follows: Mr. Wheeler 160%, Mr. Sabala 160%, Mr. Wilder 170%, Mr. Birak 175% and Mr. Krebs 180%.

Future CD&As will include expanded disclosures relating to AIP objectives and related NEO performance.

22.	We note your statement that with regard to individual objectives, “to the extent possible, objectives and quantifiable targets are set in order to improve accountability for results.” State whether you set any quantifiable targets with regard to Mr. Wheeler’s individual performance, and if so, disclose the targets. We note, as an example, your statement that you completed the year with “exceptional” safety and results. Discuss how you determine that the results were “exceptional.”

Response:

Mr. Wheeler had certain objective and quantifiable targets established for 2007, as can be seen from the response to question 21 above. Included among these quantifiable objectives are the following:

•	meeting budgeted net income
•	besting a specific safety rate
•	meeting production target
•	completion of one silver deal

In future filings, we will state whether we set any quantifiable targets with regard to Mr. Wheeler’s individual performance, to the extent appropriate, by adding disclosure similar to the following examples:

One of Mr. Wheeler’s specific goals was to lead the Company in meeting or exceeding its safety target of achieving a 10% reduction in the safety incident rate. The safety incident rate is a calculation that reflects the number of reportable, work-related accidents or injuries that occurred during the year for every one hundred full-time employees. The Company’s global safety incident rate for the year 2006 was 4.86. The safety target for 2007 was therefore set to be below a rate of 4.38. Company employees worked over 5.7 million man-hours in 2007 with 32 reportable incidents world-wide, resulting in a safety incident rate of 1.11. This is a remarkable achievement. At the Company’s projects, where much of the work is done by local construction and maintenance contractors, there were no lost time incidents during 2007 in Alaska, Bolivia or Argentina. This, combined with the Company’s internal safety record, is what makes 2007 safety and health results “exceptional”.

Another of Mr. Wheeler’s specific goals was for the Company to meet the budget for net earnings of $42,556,000. The Company’s net income for 2007 was $43,890,000. Further, Mr. Wheeler had a specific goal for 2007 that our production would meet the budgeted amount of 18,520,688 silver equivalent ounces. In fact, our production during the year was only 89% of this amount, falling short of this goal.

Another specific quantifiable objective for Mr. Wheeler’s performance was to complete one silver company acquisition transaction. As reported, in December 2007 Coeur completed the acquisition Bolnisi Gold and Palmarejo Silver and Gold. This was the biggest acquisition in the Company’s history and took considerable time, work and energy to complete.

Annual Incentive Plan, page 9

23.	You state that the Committee may award cash or equity bonuses when company performance targets are not met under the AIP formula, and may also limit or increase awards when performance criteria are satisfied. State whether you have ever limited the awards. State whether, other than for 2007, you have ever increased the awards.

Response:

In future filings, to the extent appropriate, the Company will state whether we have limited or increased awards under the annual incentive plan (AIP) by adding disclosure similar to the following:

While the Compensation Committee has the discretion to award cash or equity bonuses outside of the parameters of the annual incentive plan (AIP), such discretionary bonuses are very rarely awarded. Factors that the Committee may consider in deciding whether to award such bonuses include extraordinary personal or Company accomplishment, achievement or results from the individual’s leadership, direction or effort, either within or outside of the specific objectives established under the AIP. In reviewing records of past Committee actions, we determined that the Committee has never used its discretionary power to limit AIP awards when performance criteria were satisfied. Prior to establishing a discretionary bonus pool in early 2007 and specifically granting the special achievement bonuses noted in the Proxy Statement, the Committee had not previously exercised its discretionary ability to direct such bonus payments.

Special Achievement Bonus, page 12

24.	Expand your discussion to explain in more detail the reasons for your award of this special bonus to Mr. Wheeler.

Response:

In future filings, the Company will expand our discussion to explain in more detail the reasons for awarding special bonuses to the extent appropriate by adding disclosure similar to the following:

A special achievement bonus was awarded to Mr. Wheeler in March 2007. This special achievement bonus was separate and distinct from the major transaction bonus awarded to certain key executives, including Mr. Wheeler, for their efforts in developing, scoping, investigating and finalizing the Bolnisi/Palmarejo silver project acquisition. The reasons for awarding Mr. Wheeler the special achievement bonus, over and above the incentive bonus he received under the Company’s Annual Incentive Plan (AIP), was for his decisive and distinct leadership which resulted in remarkable and historic Company performance including: 38.6% increase in the sale of metals between 2005 and 2006 and 98.6% increase in the sale of metals between 2004 and 2006; increase of $77,935,000 in net income between 2005 and 2006 and an increase of $105,344,000 in net income between 2004 and 2006; increase of $84,554,000 in operating cash flow between 2005 and 2006 and an increase of $109,812,000 in operating cash flow between 2004 and 2006; increase in silver production from continuing operations of 1,151,724 ounces of silver between 2005 and 2006 and an increase in silver production from continuing operations of 2,200,651 ounces of silver between 2004 and 2006; with a decrease in the cash cost on a per ounce of silver basis of 5.7% between 2005 and 2006.

Long-term Incentive Plan
Performance Shares, page 14

25.	Specify the performance objective for the 2005-2007 performance period and the threshold, target and maximum award levels. Specify the actual award made to each NEO for that period.

Response:

Performance shares did not become a part of the Company’s long-term incentive plan until the 2006 incentive award grants. Therefore, there is nothing to report as to the performance period 2005 to 2007. The Company’s first potential awards under the performance share element of this plan will be in 2009 for the 2006 to 2008 performance period.

The performance objective for the Company’s long-term incentive plan (LTIP) award of performance shares thereunder is to maximize total shareholder return compared with competitive organizations (our defined peer group). As noted above, the first 3-year performance period is 2006 through 2008; therefore specific figures used to determine the target objective, such as stock price appreciation and cash distribution, are not now known. Assuming the Company meets the target of a 50% Total Shareholder Return (TSR) percentile rank as compared to our defined peer group, awards in 2009 for the 2006 through 2008 performance period are 61,369 shares for Mr. Wheeler, 13,226 shares for Mr. Wilder, 12, 925 shares for Mr. Birak and 10,214 shares for Mr. Krebs. Note that Mr. Sabala is no longer an officer of the Company and therefore not eligible for an award. The maximum potential award is two times the above if the Company were to meet the 75% TSR percentile rank as compared to its peer group. A threshold result of at least 25% TSR percentile ranking, as compared to the peer group, is required for any pay out of an award under this plan.

In future filings, the Company will specify the performance objective and the threshold, target and maximum award levels and specify the actual award levels made to each NEO for the appropriate performance period.

        Please feel free to contact Arthur H. Bill of Foley & Lardner LLP, our counsel, at 202-295-4003 if you have any questions regarding the above matters. Furthermore, accounting matters may be discussed with the undersigned at 208-769-8152. Finally, the Staff’s Mining Engineer may call Donald Birak, a geologist and the Company’s Senior Vice President of Exploration, at 208-769-5088 with any technical reserve-related questions relating to engineering comments raised by the Staff.

Sincerely, /s/ Mitchell J. Krebs Mitchell J. Krebs Senior Vice President and Chief Financial Officer